EXHIBIT 99.13

CONSENT OF EXPERT

March 30, 2016

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re:   Eldorado Gold Corporation

I, Richard Miller, do hereby consent to the filing of the written disclosure regarding the description of mineral reserves of Kisladag and the technical reports entitled (i) the “Technical Report for Kisladag Gold Mine, Turkey”, dated March 15, 2010 and effective January 2010, (ii) the “Technical Report for Jinfeng Gold Mine, China” dated January 13, 2012 and effective March 15, 2011, and of extracts from or a summary of the respective technical reports and other information pertaining to these projects, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2015 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ Richard Miller, P.Eng.
Richard Miller, P.Eng.
Eldorado Gold Corporation
General Manager, Kisladag Mine